SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 3, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

(Free Translation)

More than Half Million Mobile Phones

Brasília, Brazil, January 03, 2005 $#150; BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that, after three months of operation, Brasil Telecom GSM exceeded the mark of half million cell phones, surpassing the target agreed with shareholders and investors. The key factors for the success reached by Brasil Telecom GSM were the innovative and revolutionary launch offer $#150; “Pula-Pula” - and the strength of Brasil Telecom’s brand in Region II.

As requested by clients and partners, Brasil Telecom GSM is launching “Pula-Pula de Verão” (Pula-Pula Summer), a new offer that will allow more people to adhere to the Pula-Pula system, using this benefit up to 2009. The “Pula-Pula de Verão” will be valid to the mobile phones activated from January 1st, 2005 to February 8th, 2005.

In the post-paid version, each time Brasil Telecom GSM client pays its bill, he receives credits in the same amount to be used in the following month. And in the pre-paid version, each minute received in calls by pre-paid clients is converted into credits for the following month. Clients that activated their Brasil Telecom GSM’s mobile phones up to December 31, 2004, will be in this system up to 2010.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer